UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2026

SKEENA RESOURCES LIMITED
(Translation of Registrant's name into English)

001-40961
Commission File Number

1133 Melville Street, Suite 2600, Vancouver, British Columbia, V6E 4E5, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

99.1	A copy of the registrant's News Release dated April 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKEENA RESOURCES LIMITED

Date: April 10, 2026	By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer